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investFeed

The World's First Transparent Social Network for Investors

Share this page and earn up to $40,000

● Small OPO	🏠 New York, NY	🏷 Financial Services

0	$0	$50k
Reservations	Raised	Reservation Goal

0% funded with 47 days left

Company (/startup/investfeed?preview=true)   **Team (/startup/investfeed/team?preview=tr**



()

investFeed is the fastest growing social community that takes your stocks, news and discussions and brings them to you in one beautiful experience. This is the stock

(read more ())

www.investFeed.com (www.investFeed.com)

f (http://www.facebook.com/investfeed)
🐦 (https://www.twitter.com/@investFeed)
📷
(https://www.instagram.com/http://www.instagram.com/investfeed)

Visit the investFeed website HERE (http://www.investfeed.com) and download investFeed iOS (https://itunes.apple.com/us/app/investfeed/id1069035838?mt=8) or Android (https://play.google.com/store/apps/details?id=com.investfeed.investfeed&hl=en) FREE



Reinvent the Financial Markets with investFeed

A few short years ago, veteran trader and entrepreneur Ronald Chernesky realized that the lack of transparency in the financial system makes it incredibly difficult for the Crowd to profit on Wall Street.

Financial advisors have misaligned incentives and are charging ridiculous fees. The lack of transparency in the markets is a source of asset misallocation, panic, and passivity. Social media adds a human element to investing, but overloads traders with incomplete, sometimes inaccurate information.

Together with co-founder Andrew Freedman, Ronald Chernesky decided that the world needed something radically new.

The result? An open community built on trust and transparency where users reveal their portfolios to one another for mutual profit.

Our product connects with your brokerage account to curate verified market positions from real investors and help you assess your own track record against our community of peers, real-time. We use social benchmarking tools and data analytics to help you leverage the knowledge of top-performing investors.

We worked on Wall Street — and didn't like what we saw. The system is designed to let the bigger fish win, consistently. Smaller investors are isolated and at risk of losing their investments. They cannot compete with corporate firms that use sophisticated algorithms and have the means to make the market.

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investFeed is our attempt to reinvent how the world invests their hard-earned savings. We are a community of users supporting each others' personal finances and investments.

Through information and portfolio transparency, we believe that we can fix Wall Street and deliver a more equitable solution to all. It's a better alternative to investing and a better way to profit.

The financial markets remain one of the best source of wealth creation. However, learning and understanding how the market works is a challenge for people with little to no exposure to the professional financial community.

investFeed gathers experienced investors, finance students, and anyone looking to increase their personal wealth by leveraging the wisdom of the crowd. We believe that together, we can all really profit from investing.

We also believe that the opacity of the financial system keeps the Crowd from really profiting on Wall Street.

Today, investors have no way of knowing if the self-proclaimed "financial experts" they follow are actually profitable or what they actually do with their money.

Our product integrates with your brokerage account to track every trade. We give you immediate access to the performance and portfolio of every investor who connected their brokerage account. Make truly informed investment decisions and trade with confidence.

Despite ongoing disruptions in the financial industry, 52% individuals lack the confidence to participate in stock investing, either because they don't trust the market or their ability to play it correctly. Yet, stocks are your best protection against the ravages of inflation. By bringing together veteran and aspiring investors, we believe that the stock market can truly become a more efficient source of wealth creation to all.

We believe that technology can help mitigate the risk associated to investing. Our proprietary analytics and reporting tools leverage data from verifiable investors to gauge market sentiment, create actionable insight, and predict trends and future events. We give every investor the tools they need to make informed decisions and maximize performance.

Stock indexes are currently the only way for investors to measure their performance. We believe this is inaccurate. The best benchmark for investors is other investors. Our social indexes validate your market performance by comparing your track record to similar investors, real-time.

This promotes positive behaviors towards stock trading, including competitive spirit and self-motivation.

In the few short months since it launched, investFeed has generated immense momentum:

investFeed is democratizing the financial markets by bringing transparency to personal investing. Here's how we do it:

Check out the newest updates here! We're releasing updates quite regularly, so the best place to stay abreast to all the new information is here (http://www.investFeed.com).

We integrate with your brokerage account to verify and track every opinion posted on investFeed. No more lies. Share your portfolio with the crowd and make better investment decisions together.

Top Reasons Why Individuals Don't Invest In The Stock Market

Don't know about stocks

Don't trust stock brokers

Fear

Information is power and investors trade on information. We believe that education and credibility are critical to truly democratize personal investing. We have created a safe community where anyone can start learning about stocks — and together, profit from investing.

A big thank you to our original investors for making our vision a reality.

The great news is that we've already raised enough money to ensure this project will happen! But we don't want to stop there. We have a lot more we want to add to investFeed and we need your help to do it!

The money raised on StartEngine will determine which key features and functionality we will be able to build out and bring to the masses.

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The financial markets are one of the leading sources of wealth creation - and we think everyone should have access to it. Unfortunately, the system is currently controlled by a select few investors with access to the right information.

Out-of-touch bankers on Wall St. don't believe in transparency. Banks only want to back payment apps or complex financial instruments.

We say they're wrong. We say that there is a large audience of investors that wants transparency and openness built for their personal investing platform. And inside this audience, a significant group of people that have always loved stock market apps, and if given a quality one again, will be happy to use it.

What you've seen was put together by a very small team over the past two years. We felt that this vision needed to be shown rather than talked about so we invested our time to build the technical and visual prototype that shows just how investFeed is going to push the limits in online social networks.

You as the investor get the ultimate vote in whether we make this a reality. Your dollars are your votes and the better we do the more resources we'll have to bring you a great social network.

By meeting or surpassing our target on StartEngine you tell the world that you want a transparency in the financial markets and allow us to make this social network.

Fully transparent, engaging, and simple to use, our platform tracks and reveals the performance, market positions, and sentiment of every contributor to help the world make better investment decisions.

We've put significant effort into market technology. Our goal is to capitalize the growth in the investor market, and gain market share in a segment with few similar competitors.

Co-founders Ronald Chernesky and Andrew Freedman are former FinTech founders and already had a successful exit in 2009 with a similar concept. With $0 out of pocket, they have collectively driven over 15k user signups deploying growth strategies.

Our team also includes a head quantitative analyst and risk analytics engineer, who together have developed a system to deliver stock ideas and content that investors can use on-demand.

An avid Twitter user, Ron realized that investors trade on information, but are often mislead by what they read online. He believes that social media has the potential to become a powerful tool to find quality information provided that platforms are built on transparency.

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Help us by sharing investFeed with your friends!

Know someone who would be just as stoked as you are about investFeed? Share our campaign with them on social and spread the word. Sharing is caring!

#FundTheFeed

(https://plus.google.com/share?
url=http%3A//www.startengine.com/startup/investfeed)

(https://twitter.com/intent/tweet?text=%23FundTheFeed%20-
%20Invest%20in%20%40investFeed%20and%20democratize%20access
%20to%20the%20financial%20markets%20http%3A%2F%2Fstartengine.
com%2Fstartup%2FinvestFeed&source=webclient)

(https://www.facebook.com/sharer/sharer.php?
u=http%3A//www.startengine.com/startup/investfeed)

(https://www.linkedin.com/shareArticle?
mini=true&url=http%3A//www.startengine.com/startup/investfeed&title=No
w%20anyone%20can%20invest%20in%20startups!&summary=%23Fund
TheFeed%20and%20help%20%40investFeed%20democratize%20access
%20to%20the%20financial%20markets.&source=)

Our hope is that these benefits along with **becoming a shareholder** in investFeed are compelling enough for you to pledge and help us democratize access to the financial markets.

- **$500 - Proud Supporter!** A special mention in our newsletter and a huge thank you on our social media pages.

- **$1,000 - Stock Guru** - Our exclusive digital investFeed Stock Investing playbook to learn how to profit from stock investing.

- **$2,000 - investFeeder** - Your very own 'Angel' badge shining on your investFeed profile + verified 'blue badge'.

- **$5,000 - investing 101** - We'll share with you the best-kept trading secrets to become a rockstar investor over a 30-minute virtual session. Can be transferred to the person of your choice.

- **$10,000 - investFeed 101** - Connect face-to-face with the founders, or by phone, Skype, to discuss strategy, marketing, FinTech - and anything else in between.

- **$25,000 - Smart investing 101** - We will personally fly you to New York City for 2 nights of accommodation and stay at one of the city's most iconic hotels. Spend a fun night out with the investFeed team. (hotel and travel included)

- **$50,000 - The Exchange 101** - The possibility of exclusive access inside the New York Stock Exchange, opportunity to meet with several floor traders with over 20 years experience, followed by a dinner with the founders. Plus 3 nights of accommodation at one of the city's most iconic hotels and travel included.

Please support us, tell your friends to **#FundTheFeed** and participate in the discussion. An amazing adventure waits!

We believe that existing solutions don't give investors the level of transparency and quality information they need to make good investments and mitigate the risk that comes from investing. Our goal is to create a solution that adds value to investors and help them cut out the noise from social media and sensationalized financial news so they can make better investment decisions.

Here's how investFeed addresses this problem:

- **Transparency & accountability:** Financial market sites don't let you see if their members are profitable or if they actually invest in the stocks they promote. investFeed lets you see the performance stats, profitability, holding time, etc. of every member on our platform: every user can connect their brokerage account. Each post, trade, and article posted on investFeed is then tracked for performance, enabling you to determine the profitability and credibility of your peers. Our proprietary algorithm then assigns an overall rank to each user to give you all the information you need to decide whose insights matter, and only follow the best investors.

- **Big data:** We leverage data from our real community of users to help investors make better decisions. Our social indexes track market sentiment, real-time, and serve as guide for investors looking to validate their performance. Ultimately, we believe that this can help mitigate the risk associated with investing.

- **In-depth strategy:** Social investing network sites and Twitter limit their users to 140 characters. We believe that the complex nature of financial discussions requires more depth and substance than that. On investFeed, members are encouraged to go beyond the fluff and detail what motivates an opinion via 500-character posts, trades, articles, and videos.

- **One-click trading:** We integrate with 15+ brokerage providers so users can immediately execute a trade from our platform. All trade orders use bank-level encryption to guarantee maximum security.

- **Market info & alerts:** investFeed aims at simplifying the trading process by giving busy investors the ability to stay on top of important market news. Users can set trade alerts on mobile and desktop so they never miss an important market update.

We took a look at our space — and didn't like what existed.

Investors take a risk when they invest in the stock market. Yet, most players in the FinTech space fail to provide investors with the level of transparency and quality information that can greatly mitigate the risk that comes from personal investing.

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The current squad of social media platforms and content solutions are only adding noise and chatter and add no real value to investors. Investors are sick and tired of sensationalized junk coming from financial media and other sources. Worse, when overwhelmed, investors make poor investments due to fear, panic, or apathy.

To give you an idea of why our users need a better way to get market information:

This makes the investment process opaque, corporate, and impersonal. It fails to democratize the markets and doesn't solve the transparency and accountability problem on Wall Street.

Our goal is to put the power of market information in the hands of everyone and to create a truly transparent stock market. On investFeed, you'll get access to the real-world trading habits of thousands of investors who participate on the site.

Irregular Uses of Proceeds

investFeed may incur Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and expenses paid to the Company's directors or officers or their friends orfamily, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of inter-company debt or back payments; provided however, that the foregoing fees orexpenses, as applicable, exceed $10,000.

Risks and Challenges

We are aiming to revolutionize personal investing. But depending on the funding levels reached, we may have to limit the experience for the initially released app version. Nonetheless, Ronald Chernesky and his team have shown consistently that they are able to develop epic mobile and desktop technology. Even with our very limited funding we have been able to do already a lot of work which is why we can show you not just concept of our new technology, but an extensive demo of it in action. So, we are confident that even with limited means we will be able to deliver an amazing experience.

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IMPORTANT MESSAGE: www.StartEngine.com (the "Site") is a website owned by StartEngine Crowdfunding, Inc. (StartEngine Crowdfunding) and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC (StartEngine Capital)(collectively, "StartEngine"). StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). For Canadian investors, StartEngine intends to rely on a dealer exemption or partner with a Canadian registered dealer. By accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use (/terms) and Privacy Policy (/privacy), as may be amended from time to time without notice or liability.

US Investors: Investment opportunities posted and accessible through the Site are of two types: 1) JOBS Act Title IV - Regulation A+ offerings and 2) JOBS Act Title III – Regulation Crowdfunding offerings. Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section (https://help.startengine.com). Each type of offering is presented on this Site in separate workflows. Generally, Regulation A+ and Crowdfunding offerings have important differences in limits on the amount a company can raise in an offering, how they can conduct the offering, limits on the amount an investor can invest per offering and annually, and most importantly - differences in when an investor can resell the securities. In particular, securities purchased in a Title III Regulation Crowdfunding offering cannot be sold for one year from purchasee, but even after this time, there may be no resale market available. All securities offered by companies on this Site involve high levels of risk. ***Only invest an amount that you can afford to lose and will not impact your lifestyle.***

Canadian Investors: Investment opportunities posted and accessible through the Site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Neither the SEC nor any state regulator, the Canadian securities regulators or any other regulatory body has passed upon the merits of or given its approval to the securities, the terms of the offerings, or the accuracy or completeness of any offering materials or information posted on the Site. Neither StartEngine nor any of its directors, officers, employees, representatives, affiliates or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

Neither StartEngine Crowdfunding nor StartEngine Capital is an investment advisor or broker-dealer and neither engages in any activities requiring any such registration. Neither gives investment advice, provide analysis or recommendations regarding any offering posted on the Site. Prior results are not indicative of future performance; actual results may vary materially. The Site may contain "forward looking statements" which are not guaranteed. All investors should make their own determination of whether or not to make any investment, based on their own independent evaluation and analysis. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this Site can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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investFeed

The World's First Transparent Social Network for Investors

● Small OPO   🏠 New York, NY   🏷 Financial Services

0	$0	$50k
Reservations	Raised	Reservation Goal

0% funded with 47 days left

Company (/startup/investfeed?preview=true)   **Team (/startup/investfeed/team?preview=tru**

Ronald Chernesky

CEO

20%+ Partner

Andrew Freedman

CTO

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20%+ Partner

Clayton Lambert

FULL STACK DEVELOPER

Justin Jovanovic

BUSINESS DEVELOPMENT

Mike Ozaltin

SENIOR ANDROID DEVELOPER

Jeff Dayton

TECHNICAL ADVISOR

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Srikant Krishna

ADVISOR

Dimple Panchal

SENIOR IOS DEVELOPER

Mark Luke Tan

SENIOR WEB DESIGNER UI/UX

Alex Pitti

SOCIAL MEDIA STRATEGIST

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About

Blog (http://blog.startengine.com/)

About Us (/about)

How It Works (/how)

FAQs (https://help.startengine.com)

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**Share this page and
earn up to $40,000**

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This offering is not live or open to the public at this moment.

Would you like to… Complete your investment in Snapwire Media Inc. (/startup/snapwire-media-inc/invest)?



investFeed

The World's First Transparent Social Network for Investors

Share this page and earn up to $40,000

● Small OPO   🏠 New York, NY   🏷 Financial Services

0	$0	$50k
Reservations	Raised	Reservation Goal

0% funded with 47 days left

Company (/startup/investfeed?preview=true)   **Team (/startup/investfeed/team?preview=tru**

Offering Terms

Up to 1,000,000 shares of Common Stock.

Minimum purchase: Five Hundred (500) shares @ $1.00 each for $500

Total Raise $1,000,000

We are offering a maximum of 1,000,000 shares of common stock ("Common Stock") on a "best efforts" basis. The target offering amount necessary to close this offering is $50,000. If we do not raise our target offering amount by December 5, 2016, no securities will be sold in this offering, investment commitments will be cancelled and committed funds will be returned. We will accept over-subscriptions in excess of the target offering amount up to $1,000,000 on a first come, first served basis. See "Plan of Distribution" and "Securities Being Offered" for a description of our shares.

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	Number of Shares	Price to Public (1)	Underwriting Discounts and Commissions (2)	Proceeds to Issuer (3)
Per Common Share	1	$1.00	0.00	$0.975
Target Offering Amount	50,000	$50,000.00	$0.00	$48,750
Maximum Offering Amount	1,000,000	$1,000,000.00	$0.00	$975,000.00

(1)The fee for posting on StartEngine.Com is 5% of the total raised. This fee is being split between the Company and those participating in the offering. A 2.5% surcharge fee, $0.025 per share purchased, will be added to the investment for each share purchased. This surcharge is in addition to the share price and is not calculated as a portion of the target offering amount or maximum offering amount.

(2)We do not intend to use commissioned sales agents or underwriters.

(3)Does not include expenses of the offering, including professional fees, costs of blue sky compliance, escrow fees and the fees and costs of posting offering information on StartEngine.com. See "Use of Proceeds" and "Plan of Distribution".

- **Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials.**

- **StartEngine will notify investors when the target offering amount has been met.**

- **If we reach the target offering amount prior to December 5, 2016, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

- **If an investor does not cancel an investment commitment at least 48 hours prior to December 5, 2016, his or her funds will be released to us upon a closing of the offering and he or she will receive securities in exchange for his or her investment.**

- **If we notify investors of a material change to the offering and you do not reconfirm your investment commitment thereafter, your investment commitment will be cancelled and your committed funds will be returned to you.**

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 22(7) of Regulation Crowdfunding. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our Common Stock and we cannot guarantee that such a trading market will ever exist.

These are speculative securities. A crowdfunding investment involves significant risks. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. See "Risks" below for additional risks of purchasing these securities.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

You should rely only on the information contained in this offering statement prepared by or on behalf of us. We have not authorized anyone to provide you with information different from, or in addition to, that contained in this offering statement. This offering statement is an offer to sell only the Common Stock offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this offering statement is current only as of its date

Transfer Agent and Registrar

FundAmerica Securities, LLC is the transfer agent and registrant for the Securities issued in this Offering.

RESTRICTIONS ON TRANSFER

The securities being offered may not be transferred by any purchaser of such securities, unless such securities are transferred:

(a) to the Company;

(b) to an accredited investor (as defined by Rule 501(d) of Regulation D promulgated under the Securities Act);

(c) as part of an offering registered with the U.S. Securities and Exchange Commission ("SEC") ; or

(d) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

The Investor may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith. In addition, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Irregular Uses of Proceeds

investFeed may incur Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and expenses paid to the Company's directors or officers or their friends orfamily, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of inter-company debt or back payments; provided however, that the foregoing fees orexpenses, as applicable, exceed $10,000.

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	Most recent fiscal year-end:		Prior fiscal year-end:	
Total Assets	$32,369.00	USD	$5,866.00	USD
Cash & Cash Equivalents	$31,076.00	USD	$5,866.00	USD
Accounts Receivable	$0.00	USD	$0.00	USD
Short-term Debt	$0.00	USD	$0.00	USD
Long-term Debt	$0.00	USD	$0.00	USD
Revenues / Sales	$1,118.00	USD	$0.00	USD
Costs of Goods Sold	$0.00	USD	$0.00	USD
Taxes Paid	$0.00	USD	$0.00	USD
Net Income	-$174,690.00	USD	-$9,134.00	USD

Finances

Balance Sheet

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Income Statements

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(https://startenginebetadev.s3.amazonaws.com/production/startups/investfeed/documents/income_statement

Statement of Cash Flow

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Statement of Changes in Equity For Past 2 Years

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Anticipated Business Plan

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Any Related Party Transaction

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Description of Intended Use of Proceeds

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Ownership and Capital Structure

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Material Terms of Any Indebtedness

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Financial Condition

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Background of Directors and Officers

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Independent Accountant's Review

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Any Events Triggering Disqualification

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Exempt Offerings

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(https://startenginebetadev.s3.amazonaws.com/production/startups/investfeed/documents/exempt_offerings/I

Video Transcript

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(https://startenginebetadev.s3.amazonaws.com/production/startups/investfeed/documents/file/investFeed__In

_Video_Transcript.pdf)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risk associated with **investFeed**:
RISK FACTORS

An investment in our securities involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this offering circular, before purchasing the securities being offered. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our securities could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Risks Relating to Our Business

We are a development-stage company with limited resources.

The Company was incorporated on September 30, 2014, and is a development-stage company with limited operating history, minimal operating capital, no significant assets and minimal revenue from operations. If we cannot raise enough investment capital in the future, we may not survive.

Even if the Maximum Amount of $1,000,000 is raised in this Offering, we have minimal operating capital and will be dependent upon our ability to finance our operations from the sale of additional equity or other financing alternatives. We have a history of accumulated deficits that may continue into the foreseeable future. Startups often depend on raising several rounds of additional capital until they reach profitability. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our stockholders. We have no significant assets or financial resources, so the failure to raise sufficient operating capital would put your investment dollars at significant risk.

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We must continue to attract and retain active investors in order for our business to be successful.

Our business is equally dependent upon users who invest actively on our website and want to make their trades and portfolio available for other members to view, and other users who want to learn about investing. Our business model depends on acquiring both types of users and our operations will suffer if our website primarily attracts only users that conduct trades or only users that review trading data. In addition, the numbers of contributors and users of the Company's website and other products must continue to grow or our business will suffer. If the number of contributors does not grow, we may not be able to attract large numbers of active investors and encourage them to use our website to post their trades. If the number of contributors—and the trades they produce—does not grow, we may not be able to attract and retain large numbers of users who demand a steady supply of fresh, new content on a daily basis.

The success of our business also depends on sophisticated and celebrated investors becoming active users of our website. If we are unable to attract higher skilled and talented investors to our website, we may not be able to attract larger, higher-paying customers, such as large corporations and advertising agencies. Conversely, without such large and prestigious customers, we may not be able to attract top-rated investors.

Our goal of generating a greater percentage of our revenue from large companies could require more resources to provide the services required, which could increase our operating costs and hurt our business.

Part of our growth strategy is to focus on attracting more of the larger companies that have brokerage needs. Historically most of our revenue has come from individual users. By working with larger companies, we may face increased service requirements, greater indemnification requirements, more intense pricing pressure, and the need for additional working capital to accommodate the larger receivables and collections issues that are likely to occur as a result of being paid on credit terms. If we are unable to adequately address those demands, it may affect our ability to work with greater numbers of large companies, which may adversely affect our results of operations and future growth.

We may not be able to increase the awareness of our brand in the marketplace as quickly or as effectively as is necessary to insure revenue growth.

To increase revenue, we must expand our website's investment tracking tool to include alternative assets, such as futures, options, currencies, etc. To accomplish this, we must increase our visibility in the marketplace. Potential contributors must be aware that we exist and be able to find us. We need to demonstrate how our website can be useful to them. That could require us to devote more resources to marketing efforts, including advertising and other expenses, to build public awareness of our brand.

Even with an enhanced marketing effort, there is no guarantee that we will be able to increase the number of new visitors to our website and in turn, convert them into active users. Any number of conditions could affect the success of our marketing efforts, including a poorly executed campaign, the failure to expand to additional markets and integrate with brokerages to keep customers coming back for more, or an inability to keep up with new technologies, which could have a negative impact on user experience with our website and adversely affect our results of operations and future growth.

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Expanding beyond our current business model could result in additional risks.

We intend to add new services on our website, such as videos or finance-related job postings that will attract the mass financial community. These or other new services could result in new costs of doing business. There may be additional expenses associated with overcoming new and innovative competitors, meeting new infrastructure requirements and solving new legal and regulatory challenges. There is no guarantee that revenues generated from our provision of new services will cover corresponding operating expenses.

If we engage in mergers or acquisitions, or if we invest in new businesses, we will be subject to additional risks.

We may acquire new businesses, invest in or enter into joint ventures with other businesses, develop new businesses internally or close or consolidate businesses. Failure to execute on any of these in a satisfactory manner could adversely affect our future results of operations and financial condition. Performance of any of these efforts may divert attention of management from operating our existing business and we may not effectively evaluate target companies, investments or investment partners or assess the risks, benefits and cost of buying, investing in or closing businesses or of the integration of acquired businesses. These activities may not meet our performance and other expectations and may expose us to unexpected or greater-than-expected costs, liabilities and risks.

As a provider of investment information, the Company faces litigation, legal and regulatory risks.

The nature of our business entails significant litigation, legal and regulatory risks. The dissemination and acquisition by users of information on our website could result in potential insider information being exchanged on the website, users making investment decisions based on incomplete, inaccurate or opinion-based information acquired from the website, and users making overly risky investments in high-risk stocks with low-market capitalization and/or insufficient public float based on information acquired from the website. These events may not only result in users' investment losses but may also be violations of applicable federal and state securities laws and could result in lawsuits from users and investigation and enforcement actions from securities regulatory authorities against the Company.

We hold trademarks for our brand names and own our Internet domain name. Any unauthorized use of those names or challenges to our rights to them could affect our business.

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We hold a registered trademark to the name "investFeed" in the United States, the "www.investFeed.com" Internet domain name, and various other related domain names. However, our competitors could use or purchase rights to similar brand names or domain names, which could cause confusion for the public and interfere with our efforts to build our brand. There is also the possibility that owners of other trademarks with elements similar to our brand name could make infringement claims against us, which could harm our reputation and adversely affect our business. In addition, domain name regulatory bodies could change their policies and rules in ways that would impair the effectiveness of our brand-identifying domain name in the United States or in other countries where we conduct business now or in the future and that could affect the success of our business.

If we do not successfully integrate past or potential future acquisitions, our business could be adversely affected.

We may pursue acquisitions of other companies in the future to enhance our business offerings. The benefits resulting from an acquisition could take a significant amount of time to—or may never—emerge. Future acquisitions or investments could result in dilutive issuances of equity securities, use of large amounts of cash or incurrence of debt, contingent liabilities or amortization expenses. Any of these could adversely affect our financial condition.

In addition, integration of a new company's operations, assets and personnel with ours could consume a considerable amount of management's time. There are other potential risks associated with acquisitions, including outstanding, unforeseen or hidden liabilities, information security weaknesses, inability to generate revenue to offset the cost of acquiring a company, and the potential for losing or harming relationships with our customers, suppliers and employees.

We may need to raise additional capital in the future with no guarantee we will be able to do so on acceptable terms or at all.

We expect to continue to invest in our business to help it grow and we may require additional funds for such things as infrastructure and technology improvements, developing new website features, adding to our personnel or acquiring a company. We may need to seek equity or debt financings. If either or both were to happen, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any future debt financing could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters. That could make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our business growth could suffer and our ability to respond to business challenges could be harmed.

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The non-payment of amounts owed by certain of our larger customers may negatively impact our financial condition.

By year-end 2016, we anticipate that twenty percent or more of our total revenue will have been generated by one single customer. The loss of this customer would represent a substantial blow to our revenue stream. Furthermore, some of our paying subscribers purchase subscriptions on credit and therefore we assume a credit risk for non-payment in the ordinary course of business. Although we evaluate the credit-worthiness of new customers and perform ongoing evaluations of our existing customers' ability to pay their outstanding subscription dues, there can be no assurance that our allowances for uncollected accounts receivable balances will be sufficient. As our direct sales continue to grow, we expect to increase our allowance for doubtful accounts primarily as the result of increased sales to customers who pay on credit.

Risks related to the FinTech and financial services industries

Because the financial technology services industry is relatively new and constantly changing, it is difficult to determine our current performance and determine our likelihood of success.

Our operating history is limited and our business plan is based on assumptions of the financial services market that may or may not prove to be accurate. The current demand and growth potential for the ability to share trades and investment portfolios with peers via computers and mobile devices may not meet our expectations. In addition, the Company may not be able to meet the needs of the evolving marketplace. For example, we may not be able to retain our existing customers and attract new customers, provide the type of social investing tools customers demand, compete with other social investing networks or keep pace with technological advances required to accommodate and satisfy a growing customer and investor base located in the United States and abroad. Because of our relatively brief operating history, we cannot guarantee we will overcome all hurdles in our path and you should not look at our past growth achievements as indicators of future success.

The financial technology industry is extremely competitive, which could hamper our ability to succeed.

The financial services technology or "FinTech" industry includes companies that are backed by large financial institutions with significant capital at their disposal. The industry is becoming increasingly saturated, as cell-phone technological advances make it easier for greater numbers of people to invest and share investment strategies online. This could result in lower demand for our services, thinner profit margins and a reduction of our share of the market. Our competitors include a diverse range of entities, including other online social investing platforms such as Etoro and Yahoo Finance, robo-advisory firms such as Betterment, social websites such as Stocktwits, and traditional commissioned brokerages such as TD Ameritrade and Fidelity. Many of our competitors have longer operating histories, a larger market share, and greater financial and other resources than we do.

Our competitive edge could be affected by competitors' pricing strategies, the amount of resources they devote to marketing efforts, the public's awareness of their brands and the speed of their response to advances in technology. In addition, we may not be able to compete with the market data requirements or the "ease-of-use" of competing online platforms. If users stop posting content to our website or remove previously posted content, our business will suffer. If competitors develop new products or technologies, our website could be seen as less desirable to active investing and trading community, which could adversely affect our financial condition.

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The number of competitors could grow as technology makes it easier to enter the FinTech space and crowdfunding opportunities make it easier for new entrants to acquire capital.

There are low barriers to creating a FinTech website-based business, which, along with the potentially large market for sharing investment strategies due to the omnipresence of social media, could increase the number of competitors we face. Additionally, Regulation Crowdfunding and similar initiatives have made it easier for startup companies to raise seed capital. New entrants to the FinTech industry could use ambitious marketing campaigns to surpass or obscure our brand awareness. This could result in losses of the Company's users and contributors to such new market participants, which would adversely affect our business.

International nature of our business

Plans to expand our international operations could affect our financial condition.

Provided that the Company conducts a successful Offering and experiences continued growth, we anticipate expanding our international presence. With those efforts come potential costs and risks that could affect our business success. We do not have experience operating abroad and working with different languages, cultures, government regulations and legal systems. We may need to devote substantial time and resources to opening branch offices in foreign countries, learning to satisfy the preferences and needs of foreign markets, understanding and complying with local laws and regulations applicable to our business, protecting our trademarks beyond the reach of U.S. protections, and navigating foreign tax laws that could be financially detrimental. We may not be able to meet our goals for international expansion.

Much of our business depends on our customers' advertising and marketing budgets, which fluctuate with the state of the world economy.

Demand for financial advertising tends to correspond with the size of corporate marketing budgets. The healthier the budgets for marketing and advertising campaigns, the greater the resources available for large numbers of ads, which helps our business to thrive. In this way, our financial condition is tied in with the world economy. When the economy is weak, companies may cut their advertising expenditures and their need for ads. During hard economic times, we may be unable to retain our existing customers or attract enough new ones, which could cause our business to suffer.

Changes in currency exchange rates could have an adverse impact on our business.

Our business results are expressed in U.S. dollars, including revenues and expenditures originating in other countries where local currency is used. The currency exchange rate—the status of the U.S. dollar as compared to the rest of the world's currencies—could dictate whether our revenues meet expectations. A strong U.S. dollar, for example, could result in decreased revenues after conversion of foreign money. Similarly, we will pay our contributing members based abroad in U.S. dollars. When the dollar is strong, that expenditure is higher. As exchange rates vary, our sales and other operating results may differ materially from what was projected. Our revenue from international sources is immaterial at this time.

Risks related to technology

We must routinely upgrade our technology to stay current and competitive and continue to grow.

To stay competitive, we must insure our technology infrastructure is up to date so that it functions without disruption and our website continues to have the features the market demands. For financial and other reasons, we may not be able to keep up with the pace of improvement enjoyed by our competitors and as a result, we may lose business. We currently do not have specific plans for any infrastructure upgrades that would require significant capital investment. In the future we will need to improve and upgrade our technology, database systems and network infrastructure in order to allow our business to grow in both size and scope.

If access to our website or the functioning of our online services is interrupted due to technological issues, our reputation and results of our business operations could be negatively affected.

Our users who use our website expect it to be operational 24 hours a day, 365 days a year. Anything less could cause them to think negatively about us and could discourage them from doing business with us, which could hurt our financial condition. A technological breakdown that leaves our website inaccessible even for a brief period could result in negative publicity and damage to our reputation that could take a long time to repair. A loss of website function could happen anyway due to any number of factors, including online viruses, security breaches, network or power failures or a high volume of visitor traffic.   In addition, our operations could be negatively affected by a service failure on the part of third-party companies we hire and depend on for maintenance of our data centers, hosting of our applications and keeping us connected to the Internet, among other services. If these companies become undependable or unavailable, our business could be adversely affected. Depending on the cause of the service interruption, we may not be able to correct it quickly or at all.

We could be subject to hackers and other cyber-criminals despite our security measures, putting our customers' private information at risk and exposing us to possible litigation and loss of reputation.

The Company is a web-based business, and thus, most, if not all of our customer data is collected over the Internet and stored electronically. The security measures we take to protect confidential information we collect from our customers may not be able to prevent all cybercrime attacks. If our systems are invaded by hackers, viruses, malware or other attackers, confidential information could be misappropriated and our operations could be interrupted and violated. Of particular concern is our clients' credit card information, which is at an increased risk because we do not collect cardholders' signatures.

Our computer systems and data could be compromised without our being aware of it. The result could be expenditure of significant amounts of money to add protection against security breaches or to repair the damage done. We also could harm relationships we have with payment networks, which might ban us from processing our customer transactions. In addition, if third-party services we use to conduct our business, like email, were interrupted or if they threatened confidential data, we could face expensive litigation. The result of serious security breaches could be the loss of business and loss of our reputation, which could affect our financial condition. We also could be found in violation of state, federal and international law, exposing us to fines, lawsuits, criminal penalties and other costs.

The technologies we depend on to secure the transmission of confidential information are licensed from third parties and could malfunction or could be breached. In addition, the vendors providing our co-location and cloud services may not have the capability to sufficiently prevent security breaches and other issues that could affect the integrity of information that is stored in and passed through their systems.

Our business hinges on a strong and dependable Internet. If the Internet infrastructure should decline in its capabilities, making it less useful and less desirable of a communications tool, our business could be adversely affected.

Our business depends on continued maintenance of the Internet infrastructure to support uninterrupted access to the services it provides or will provide. This includes accommodating expected growing numbers of users and increasing bandwidth requirements. Issues related to viruses, malware and other programs that affect the Internet's performance, causing outages and service delays, could negatively affect our business operations.

As government regulation of the Internet evolves, our business could be adversely affected.

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Changes in laws governing the Internet could make it more difficult for us to conduct our business. Depending on what actions lawmakers in the United States and abroad take, the Internet could become less popular among the public and its growth could stagnate. New laws or new legal interpretations could affect such things as online contracts, credit card fraud, advertising, taxation, privacy, copyrights, consumer protection, intellectual property infringement and more. The cost to comply with new laws or regulations could be significant and would increase our operating expenses. Different countries around the world may implement more restrictive laws than the United States. Furthermore, many of the laws that are being applied to Internet commerce remain untested in the courts, leaving unanswered questions about future enforcement and their impact on our business and financial condition. We must keep abreast of differing Internet-related laws in all of the countries in which we provide content licensing. Failing to comply could affect results in regulatory investigation and enforcement actions, which would negatively affect our reputation and business operations.

Our business success is dependent on continued acceptance and growth of user acquisition. Specifically, if users interest in online social investing should change, our business will suffer.

Although acceptance of the Internet as a place to share market ideas and content appears to be growing and becoming commonplace, questions remain for some people about the potential for fraud, protection of privacy, quality of online content and more. We will have to respond to and overcome consumer hesitation in order for our business to continue to grow, especially in other parts of the world. Our success also is dependent on continued high demand for access to financial market content, especially the ability to connect with your brokerage provider and share trades is our specialty. If that demand does not grow as we expect, our business will suffer.

Risks related to our employees

Our future success depends on our co-founders and management team.

Our future success largely depends on our co-founders, Ronald Chernesky and Andrew Freedman, who each have extensive experience in financial markets industry. If they or other members of our management team, including technical and marketing personnel, were to leave the Company, we might not be able to find replacements who could implement our business strategy. This could have a material adverse impact on our business, our financial condition and results of operations. If any member of our management team were to join or start a new, competing business, we could lose our customers. There could be costs involved in recruiting and retaining replacement personnel. We do not hold "key person" life insurance on either of the co-founders or any member of the management team. The loss of either of the Company's cofounders would significantly impair, and perhaps cripple, our business. Similarly, the loss of any member of the management team would have a negative impact on our success.

Failure to preserve our corporate culture as our company grows could have an impact on our advisors' ability to remain innovative and work effectively as a team.

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We have invested time and energy in developing a team of advisors that values and encourages innovation and creativity. If we were to lose our company culture as we are transformed into a public and growing company, pursuit of our corporate objectives could be compromised and our business could suffer.

Risks Related to this Offering and Ownership of the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

Because this transaction is a private offering and not registered under the U.S. Securities Act of 1933 or state securities laws, it has not been reviewed by the SEC or the state securities regulators. Any such review may result in additional disclosures by the Company.

There is no guarantee of return on your Investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

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A majority of the Company is owned by a small number of owners.

Prior to the offering the Company's current owners of 20% or more beneficially own 77.82% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities at the time of this Offering and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will be at the lowest level of priority and may receive little to no return on their investment.

In a dissolution or bankruptcy of the Company, Investors will be entitled to distributions as common stock holders. This means that the Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. Consequently, the Investors may receive little to no return on their investment in the Company.

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Many of the financial projections made in this Offering are forward-looking and based on assumptions which may not occur.

Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and are based on management's best estimate of the probable results of operations of the Company, and have not been reviewed by Company's independent accountants. These projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

Additional Disclosures

THE COMPANY IS OFFERING THE SECURITIES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE SECURITIES, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY. IN ADDITION, SUCH SECURITIES WILL BE SUBJECT TO THE RESTRICTIONS ON TRANSFER AND OTHER OBLIGATIONS CONTAINED IN THE COMPANY'S BYLAWS THEN IN EFFECT.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

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IMPORTANT MESSAGE: www.StartEngine.com (the "Site") is a website owned by StartEngine Crowdfunding, Inc. (StartEngine Crowdfunding) and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC (StartEngine Capital)(collectively, "StartEngine"). StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). For Canadian investors, StartEngine intends to rely on a dealer exemption or partner with a Canadian registered dealer. By accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use (/terms) and Privacy Policy (/privacy), as may be amended from time to time without notice or liability.

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investFeed, Inc.
Video Transcript - StartEngine

Some people believe Wall Street needs reform.

Some believe the financial services industry is ripe for disruption.

At investFeed we believe revolution begins with the individual.

investFeed is a transparent social investment network that let's you take charge of your investment portfolio and control your own future.

Connecting with your brokerage account the investFeed relevant, crowdsourced, market insights and helps you access your own portfolio against a community of peers.

By sharing knowledge investors make better decisions, safer investments, and ultimately more money.

Today technology offers us the opportunity to make the stock market open, transparent, truthful, and free of noise the way it was always meant to be.

Even with the latest trading tools and technology investors still aren't any more profitable today than they were since the beginning of the stock exchange.

My partner and i created investFeed when we realized that people were relying to heavily on traditional social networks for investment research.

The lack of transparency surrounding these networks motivated us to develop a system where anyone making an investment strategy would be held accountable for their investment ideas.

Everything you need as an investor is all here in an open, transparent, and compliance friendly environment.

With investFeed you'll tap into the worlds smartest trading minds in real-time.

Make better investment decisions without incurring the fees of a broker.

Enjoy a platform that's fast, secure, and industry compliant.

See how your portfolio stacks up against your peers. Investfeed isn't just some app for connecting with the stock market. It's entirely revolutionizing the way you make investment decisions.

Let's democratize access to the financial markets by bringing transparency to personal investing.

Visit investFeed.com